Duke/Louis Dreyfus Energy Services (New England) LLC
Financial Statements through March 31, 1997

Duke/Louis Dreyfus Energy Services (New England) LLC
Balance Sheet

March 31, 1997
(Unaudited)

                                 ASSETS
Current Assets:
    Cash                                              $8,000
    Trade Accounts Receivable                          5,983
        Total Current Assets                          13,983

Fixed Assets:
    Equipment (Net of Acc. Depreciation of $1,180)    31,127

TOTAL ASSETS                                         $45,110

                              LIABILITIES

Liabilities and Members Equity:
    Current Liabilities
      Accounts Payable                                $2,294
         Total Current Liabilities                     2,294

Other Liabilities:
    Due to members                                   493,006
         Total Other Liabilities                     493,006

Members' Equity (deficit)
    Duke/Louis Dreyfus LLC                          (315,133)
    EUA Energy Services, Inc.                       (135,057)
    Total Members' Equity (deficit)                 (450,190)


TOTAL LIABILITIES AND MEMBERS' EQUITY                $45,110



             Duke/Louis Dreyfus Energy Services (New England) LLC
                          CONDENSED INCOME STATEMENT
        For the Quarter and Year to Date Periods Ended March 31, 1997
                                 (Unaudited)

                                       Qtr. Ended           YTD

Sales                                     $6,023         $6,023
Less: Cost of Sales                        8,903          8,903
    Gross Profit (loss)                   (2,880)        (2,880)

Operating Expenses:
    General and Administrative Expenses  227,478        227,478
    Interest Expenses                      1,519          1,519
         Total Expenses (Net)            228,997        228,997
Net Income (Loss)                      ($231,877)     ($231,877)


         Duke/Louis Dreyfus Energy Services (New England) LLC
                       STATEMENT OF CASH FLOWS
     For the Quarter and Year to Date Periods Ended March 31, 1997
                                (Unaudited)
                                                 Qtr. Ended       YTD
Operating Activities:
    Net Loss                                     ($231,877) ($231,877)
    Depreciation                                     1,160      1,160
    Change in Current Assets and Liabilities        (4,523)    (4,523)
          Net cash (used in) operating activities (235,240) (235,240) Investing Activities:
    Purchase of Equipment                          (32,287)   (32,287)

Financing Activities:
    Advances from members                          275,527    275,527
          Net cash provided from
              Financing Activities                 275,527    275,527
Net Increase in cash                                 8,000      8,000
Cash at December 31, 1996                                0          0
Cash at March 31, 1997                               8,000      8,000


         Duke/Louis Dreyfus Energy Services (New England) LLC
                              FIRST QUARTER 1997

(ii)  Statement of revenues.
      All revenues are attributed to brokering electric power.

(iii) Derivative Transactions.
      None.

(iv)  Types of services provided by EUA Service Corporation (EUASC):
      Services were provided by (10) EUASC personnel in the following areas:
      Marketing and administrative services

      Total EUASC charges for the quarter ended March 31, 1997.
      $129,691

      All EUASC charges are billed at cost in compliance with Rules 90 and 91 under the Act.